UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: December 28, 2005

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CAMTEK TO BE INCLUDED IN THE TEL AVIV-100, TEL AVIV-75 AND TEL-TECH INDEXES

MIGDAL HA’EMEK, Israel, December 28, 2005 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today that the Tel Aviv Stock Exchange (TASE) has informed the Company that its shares will be included in the following major Tel Aviv indexes:

▶	Tel Aviv-100 (TA100), tracking the top 100 companies listed on the TASE
▶	Tel-Tech, tracking the performance of the top Israeli technology companies
▶	Tel Aviv-75, (TA75) tracking the 75 companies listed on the TASE beyond the top 25

Camtek has been dual listing its shares on the Tel Aviv Stock Exchange (TASE) since Wednesday, December 21st, in addition to its NASDAQ listing.

Inclusion within the TA100 and TA75 index is expected to begin on Wednesday, January 4th, 2006 and inclusion within the Tel-Tech index is expected to begin on Sunday, January 8th, 2006.

“We are proud to be included in these three important Tel Aviv Stock Exchange indexes, which provides us with recognition and places us among the top Israeli-based technology companies,” commented Moshe Amit, Camtek’s CFO. “Additionally, this inclusion places us on the radar screen of many Israeli fund managers, in particular those who follow and track these indexes.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com

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